UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 31, 2021

(Date of Report (Date of earliest event reported))

Nico Echo Park, Benefit Corp.

(Exact name of issuer as specified in its charter)

Maryland	83-4586310
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1115 W. Sunset Blvd #702, Los Angeles, CA	90012
(Address of principal executive offices)	(ZIP Code)

(855) 300-6426

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On February 26, 2021, Nico Echo Park, Benefit Corp. (the “Company”, “we” and “our”) issued a letter to our shareholders that was annexed to the Form 1-U filed February 26, 2021, as amended, providing guidance on scheduled reporting and key dates for 2021, among other items. One of the targeted key dates is the release of our net asset value (“NAV”) and our Annual Impact Report concerning our social and environmental performance, which we originally expected to be released on March 31, 2021.

Our Manager has determined that it is in our best interests to publish the NAV as soon as we have filed our Annual Report on Form 1-K which we expect to be filed no later than April 30, 2020. Our Manager deemed it to be a cost savings to have the release of our NAV and Annual Impact Report follow the public filing of the Form 1-K.

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICO ECHO PARK, BENEFIT CORP.

By:	Nico Asset Management, LLC
Its:	Manager

By:	/s/ Max Levine
Name:	Max Levine
Title:	Chief Executive Officer

Date: March 31, 2021